CORRESP for Form 1-A Amendment

LEMONT INC CIK: 0001617216
61-12 228th Street, 1st Fl
Bayside, NY11364

April 23, 2015

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:
     Shannon Sobotka, Staff Accountant
     Robort Telewicz, Senior Staff Accountant
     Rahul Patel, Attorney-Advisor
     Erin E Martin, Senior Counsel

Re: Lemont Inc
     Offering Statement on Form 1-A
     Filed Febuary 18, 2015
     File No. 024-10437

The follow contents are in response to SEC comments for our offering statement and amendments:

General

1.Please continue to send all amendments to the following address: Filer Desk - Mail Stop 3040, U.S. Securities and Exchange Commission, 100 F Street N.E., Washington, D.C. 20549

We mailed the Form 1-A Amendments on April 21, 2015.

Part I - Notification

2. We note your revision in response to comment 2. However, you still in indicate that you have no affiliates in Item 3 on page 4. Please revise for consistency

We amended the consents.

Please see Item 3 on page 4 of Form 1-A Amendment(April 21, 2015).

3. We note your response to comment 3. Please tell us when you intend on having your shares listed on the exchange and whether you will be selling your shares at a fixed price for the duration of the offering, even after you are listed on the exchange.

After the Form 1-A will be effective, we will offer about 20,000,000 class A common shares in OTC Link ATS, and/or other OTC quotation in OTC Link ATS, and/or other quotation medium.

We propose offering 380,000,000 Class A common shares on this Form 1-A, including: 40,000,000 Class A common shares will be offering in OTC Link ATS, and/or other quotation medium, and/or be selling to groups and individuals, and 340,000,000 Class A common shares of Lemont Inc are sold to special corporation and individual.

The price per share of the Class A common shares, which will be offering in OTC Link ATS, and/or other quotation medium, and/or be selling to groups and individuals, will be variation.

The price per share of the Class A common shares, which will be sold to special corporation and individual, will be fixed, the price will be $0.0001.

Please see in Item 6 on page 5-6 of Form 1-A Amendment(April 21, 2015).

In the Business and Properties section of the offering circular, please summarize any requirements for listing on the NASDAQ as well as how the company plans to meet these requirements, including the requirement that a company be a reporting company with the Securities and Exchange Commission. Disclose that you are not and will not be a reporting company in connection with this offering.

The Corporation will be offering the Class A common shares in OTC Link ATS, and/or other quotation medium, and/or be selling to groups and individuals.

In the future, we will file a requirement in US Securities & Exchange Commissions to become a reporter company, and then the Corporation will list in the OTC Bulletin Board of NASDAQ.

Please see the amended contents in 3(m) on page 15 of Form 1-A Amendment(April 21, 2015).

Item 5. Unregistered Securities Issued or Sold Within One Year, page 5

4. We note your response to comment 4 and reissue the comment. With regard to your sale of securities to Lansdale Inc and Jie Du pursuant to the signed subscription agreement included as Exhibit 1.1, please revise to disclose the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available, or advise.

Lansdale Inc has amended its subscription letter. Before the Form 1-A will be affective, the subscription letter of Lansdale Inc won't be effective.

Please see the Exhibit 1.1 of Form 1-A Amendment(April 21, 2015).

On Sep 20, 2014, the Corporation issued 200 common shares with no par value to Lansdale Inc, and then the Lansdale Inc owned 100% shares of the Corporation.

The 200 common shares with no par value were registered by the Certificate of Incorporation in New York State, and it was exempted to register in US Securities & Exchange Commission.

Please see the amended contents in Item 5 on page 5 of Form 1-A Amendment(April 21, 2015).

Item 6. Other Present or Proposed Offerings, page 5

5. We note your response to comment 6 that the 20,000,000 Class A common shares are part of the 380,000,000 shares of this proposed offering. Item 6 requires disclosure of offerings of securities in addition to those covered by the Form 1-A. Please revise to move this disclosure to a more appropriate section of the Offering Statement.

We propose offering 380,000,000 Class A common shares on this Form 1-A.

Please see the amended contents in Item 6 on page 5-6 of Form 1-A Amendment(April 21, 2015).

Item 7. Marketing Arrangements, page 5

6. We note your response to comment 7 that Lansdale will buy and hold the shares of the Corporation for itself, so you do not view Lansdale to be an underwriter or dealer. We also note your disclosure that Lansdale can stabilize the market for any of the securities to be offered. Please explain to us how Lansdale intends to stabilize the market without acting as an underwriter or dealer. Refer to Sections 2(a)(11) and 2(a)(12) of the Securities Act.

Lansdale Inc is the only underwriter responsible for the distribution of its participation, but there isn't any arrangement for withholding commissions.

Please see the amended contents in Item 7 on page 6 of Form 1-A Amendment(April 21, 2015).

Part II - Offering Circular

7. We note your disclosure on page 7 that this offering is limited to members of a special group, such as employees of the Company or individuals. We also note your disclosure that you intend to offer 5% of your securities to the public. As a result, it appears that you are not limiting your offering to a special group. Please revise or advise.

Yes, we are not limiting our offering to a special group.

Please the amended contents in Coverage on page 8 of Form 1-A Amendment(April 21, 2015).

8. We note your response to comment 8 and note that you have not restated each of the questions and notes in Part II of the offering statement. Please refer to the General Instructions of Model A, which indicates that each question and any notes, but not any instructions thereto, shall be restated in its entirety. Please revise accordingly.

(a). We amended the order number according the General Instructions of Model A.

(b). We added all contents which are required according the General Instructions of Model A.

(c). We removed all contents which aren't required according the General Instructions of Model A.

All amended contents are marked.

Risk Factors, page 9

9. We note from your Plan of Operation and Milestones disclosure on page 13 that you are dependent on loans from Lansdale Inc to meet your milestones. Please include risk factor disclosure of your dependence on Lansdale and the risk that this presents, or advise.

The contents has been added in Risk Factors.

Please see the 2(8) in page 11 of Form 1-A Amendment(April 21, 2015).

Business and Properties, page 10

10. We note your disclosure in response to comment 11 that you will open brokerage accounts to trade foreign currencies, gold and silver. In the appropriate section of your Offering Circular, please provide disclosure of the specific types of investment vehicles you will use to hold positions in foreign currencies, gold and silver.

The specific types of investment vehicles we will use to hold positions in foreign currencies, gold and silver: The Corporation is or will be trading foreign currencies, gold and silver by the electronic trading platforms; the Corporation is or will be trading the spot foreign currencies, the spot gold and the spot silver.

Please see the amended contents in 3(b) on page 11-12 of Form 1-A Amendment(April 21, 2015).

11. We note your industry disclosure under Question 3(c). Please clarify what you mean by "there aren't any business competes or will compete, so it isn't applicable." Please also describe the industry in which you are participating and the trends within that industry, and set forth the timing and size of results of your efforts which will be necessary in order for you to be profitable. Refer to Question 3(c) of Part II of Form 1-A.

We have removed the contents of "there aren't any business competes or will compete, so it isn't applicable." .

Describe the industry in which we are participating:

Foreign exchange market is a financial market to trade currency. The foreign exchange can trade the spot foreign exchange or the futures foreign exchange. The foreign exchange market can run 24 hours in weekday, except weekend days and holidays. The foreign exchange market can decide the exchange rate between different currencies. Many factors can affect the exchange rate. Foreign exchange market is most close to the perfect competition between different countries.

Gold and silver are international currency. Gold and silver market is a international market. The gold and silver can trade the spot gold and silver or the futures gold and silver. Many factors can affect the price of the gold and silver. Gold and silver market is most close to the perfect competition in international market.

The trends within industry which we are participating:

The supply-demand relationships, the political factors and the markets will affect the currency rate between different currencies in foreign exchange market. The supply-demand relationships, the political factors and the markets will affect the price of the gold and silver in gold and silver market. In recent, the trends within the industry: US Dollar was appreciating, and other currencies were depreciating. The price of Gold was going down, and the price of silver was going down.

Set forth the timing and size of results of our efforts which will be necessary in order for you to be profitable:

In order for the Corporation to be profitable, we will study the supply-demand relationships, the political factors and the markets of the concerned countries and internationals in every day. We will do our best to know the political and economic situations and policies of the concerned countries and internationals, it will be good to get opportunities for investing in foreign exchange, gold and silver market.

Please see the amended contents in 3(c) on of Form 1-A Amendment(April 21, 2015).

12. We that note your additional disclosure in response to comment 12 is not clear. Please revise to clarify what you mean and discuss the degree to which you intend on leveraging your trades and the factors you will consider before making leveraged trades.

In foreign exchange market, investors are trading foreign exchange according the exchange rate. The prices change maybe one penny, even the prices change is smaller. Because the prices change is very smaller, investors have to wait long time, and invest too much funds for making a profit. After using leverage to trade, investors can use the fewer funds, and use the less time to make a profit. It is necessary to use leverage for trading foreign exchange. The Corporation can use leverage to increase its potential for making a profit.

If the investing direction of the investors' currency pairs will be opposite with the market direction of their currency pairs, investors will have more losing opportunities if they use a higher leverage rate. The Corporation will use low leverage rate when we are or will be trading foreign exchange.

Please see the amended contents in 3(i) on page 15 of Form 1-A Amendment(April 21, 2015).

13. We note your revised disclosure in response to comment 13 that more than 25% of Wanjun Xie's proceeds from the Corporation will be given in exchange to CDPF. We also note that Mr. Xie does not appear to be receiving any compensation. Please disclose the proceeds Mr. Xie will be receiving from the corporation and the exact percentage that will be given to CDPF in exchange for use of the office and equipment, or advise.

The contents has been removed.

Please see the amended contents in 3(g) on page 14 of Form 1-A Amendment(April 21, 2015).

Plan of Operations and Milestones, page 13

14. We note your revised disclosure in response to comment 14. Please provide additional detail of how you intend on achieving each milestone. For example only, you state that you will reinvest the Corporation's income to achieve increasing share prices. Please specify what actions you will take to receive enough income to meet each milestone.

The contents has been amended.

Please see the amended contents in 4(a) on page 15-16 of Form 1-A Amendment(April 21, 2015).

15. We note your response to comment 15. Please clarify what you mean by using "double time" to achieve each of your events or milestones in case of any delays and explain how it will assist in achieving each of your events or milestones. Please also state the probable consequences to the company of delays in achieving each of the events or milestones within the time schedule. Refer to Question 4(b) of Part II of Form 1-A.

The contents of "double time" has been removed.

If the Corporation of delays in achieving each of the events or milestones within the above time schedule, the stock's price won't rise up, but the stock's price will be go down.

The Corporation will try to decrease any operating costs, and the Corporation can be normal to run its business when the Corporation has less cash and properties, so if the Corporation of delays in achieving each of the events or milestones within the above time schedule, there aren't particularly the effect of any delays upon the Corporation's liquidity in view of the Corporation's then anticipated level of operating costs.

Please see the ameded contents in 4(b) on page 16-17 of Form 1-A Amendment(April 21, 2015).

Use of Proceeds, page 16

16. Please revise and expand, by footnote, your working capital disclosure to indicate with specificity what this will include. Please also revise to describe the order of priority in which the proceeds will be used. Refer to the Instructions for the Use of Proceeds section of Form 1-A

Footnotes:

Working Capital including:

(1). Investing in trading the spot foreign exchange;
(2). Investing in trading the spot gold;
(2). Investing in trading the spot silver.

The order of priority in which the proceeds will be used:

(1). NYS Registering Fee;
(2). Office supplements;
(3). Legal & Accounting;
(4). Working Capital;
(5). Copying & Advertising.

Please see the amended contents in 9(b) on page 18-19 of Form 1-A Amendment(April 21, 2015).

17. We note that in your Use of Proceeds table, it appears that you will use the proceeds from this offering to pay the stock subscription receivable. However, according to exhibit 1.1, it would appear that Lansdale is required to pay the receivable. Please revise or advise.

We won't use the proceeds from this offering to pay the stock subscription receivable, and exhibit 1.1 has been amended.

Please see the amended contents in 9(a) on page 18 and Exhibite 1.1 of Form 1-A Amendment(April 21, 2015).

Condensed Statements of Cash Flows, page 34

18. We note your revised disclosure in response to our prior comment 22. Please amend your filing to include the cash received from the sale of common shares as a cash flow from financing activity. The amount received from the sale of common shares should reconcile to the amount disclosed in your use of proceeds table excluding the stock subscription receivable. Additionally, please ensure that the total cash provided by (used in) operating, investing, and financing activities agrees to the net increase in cash and cash equivalents presented.

The contents has been amended.

Please the amended contents in Condensed Statements of Cash Flows on page 32-33 of Form 1-A Amendment(April 21, 2015).

Part III - Exhibits

19. We note that the legal opinion you have included in response to comment 23 appears to address Item 2 of Part I of Form 1-A. Please note that Item 2(11) of Part III of Form 1-A requires a legal opinion, which opines upon the legality of the securities to be offered. Refer to the Division of Corporation Finance Staff Legal Bulletin No. 19 for guidance and have counsel revise the opinion accordingly.

The Legal Opinion has been amended.

Please see the Exhibite 11.1 of Form 1-A Amendment(April 21, 2015).

Other:

All other amendmed contents were marked.

Wanjun Xie
Wanjun Xie

President
Lemont Inc
Date: April 23, 2015